082-04421





EASTMAIN

RECEIVED
2010 JAN 14 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

NEWS RELEASE

EASTMAIN PRIVATE PLACEMENT

TSX Symbol: ER December 29, 2009

Eastmain Resources Inc. (ER:TSX) announced that it has completed a non-brokered private placement consisting of 237,620 flow-through common shares, at $1.75 per flow-through common share, for aggregate gross proceeds of $415,835. Officers, directors, technical advisors and service providers of the Corporation subscribed for $165,760 of the placement. A finder's fee of $15,000 will be paid by Eastmain. All securities issued pursuant to the placement are subject to a hold period of four months and one day from the date of closing.

The Corporation is well funded with in excess of $15 Million in working capital and an annual exploration budget of $5 Million. The Company's principal focus is exploration for gold within James Bay, Québec, with an emphasis on advancing its Eau Claire and Eastmain gold deposits toward development.

Assay results are pending for 16 drill holes completed within the Eau Claire gold deposit and a winter drill program is scheduled for the Eastmain Mine property.

This news release was prepared by Dr. Donald Robinson, P.Geo., Qualified Person as defined by NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $15 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $5 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

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